Issuer Free Writing Prospectus dated February 12, 2010

Filed Pursuant to Rule 433

Registration No. 333-152838

(Relating to Preliminary Prospectus Supplement dated February 11, 2010)

We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus (including the document incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, a Preliminary Prospectus and accompanying prospectus may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, Telephone number:  (800) 503-4611, Email: prospectusrequest@list.db.com. References herein to “we,” “us,” “our” and “Senomyx” refer to Senomyx, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Senomyx, Inc. (NASDAQ: SNMX)

Common stock offered by Senomyx

7,142,857 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 1,071,428 additional shares of common stock to cover any over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their over-allotment option.

Upon completion of this offering, we will have 38,251,058 shares of common stock outstanding based on the actual number of shares outstanding as of December 31, 2009, which was 31,108,201, and does not include, as of that date:

•      6,775,388 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2009 under our stock option plans, having a weighted-average exercise price of approximately $7.79 per share;

•      3,375,832 shares of common stock reserved for future issuance under our stock option plans; and

•      600,731 shares of common stock reserved for future issuance under our employee stock purchase plan.

Public offering price	$2.80 per share.

Net proceeds to Senomyx	$18,535,000, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

Pricing date	February 12, 2010.

Closing date	February 18, 2010.

Dilution

Our net tangible book value as of December 31, 2009 was approximately $17.5 million, or $0.56 per share. Based on the public offering price of $2.80 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $1.86 per share in the net tangible book value of common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $0.38.

Sole book-running manager	Deutsche Bank Securities Inc.

Co-managers	Needham & Company, LLC and Roth Capital Partners, LLC.